Exhibit 99.4

(BAR CODE)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS – NOVEMBER 29, 2018

ASSEMBLEA DEGLI AZIONISTI – 29 NOVEMBRE 2018

ATTENDANCE AND PROXY CARD

REGISTRATION NUMBER	X.XXX.XXXXX	N. DI REGISTRAZIONE

The Extraordinary General Meeting of Shareholders of CNH Industrial N.V. (the “EGM”) will be held on November 29, 2018 at 9:00 a.m. CET at the offices of:	L’Assemblea degli Azionisti di CNH Industrial N.V. (l’ “Assemblea”) si terrà il 29 novembre 2018 alle ore 9:00 CET presso gli uffici di:
Freshfields Bruckhaus Deringer LLP at Strawinskylaan 10, 1077 XZ, Amsterdam (the Netherlands)

We hereby confirm the registration to attend the EGM of:	Confermiamo la registrazione per partecipare all’ Assemblea di:

Shareholder/Azionista: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

Date of birth/Data di nascita: XX.XX.XXXX —Place of birth/Luogo di nascita: XXXXXXXXXXXXXXXX

Resident in/Residente in: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

for the following shares/ per le seguenti azioni:
Class of shares/Tipo azioni	(Common/Electing/Qualifying/Special voting)
Number of shares/Numero di azioni	XXXXXXXXXXX

CNH Industrial N.V.

Computershare S.p.A.

PROXY CARD

Should the above indicated Shareholder not be able to attend the EGM in person, he/she may appoint a representative filling in the following proxy:	Se il suddetto Azionista non può partecipare all’ Assemblea personalmente, potrà delegare un rappresentante completando la seguente delega:

The Undersigned/Il sottoscritto XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX,

appoints/delega:

Mr./Mrs./ il Sig./la Sig.ra ..............................................................................

to represent him/her and vote on his/her behalf at the EGM	a rappresentarlo/la e a votare per suo conto all’ Assemblea

Date/Data: ....................................................	Signature/Firma: ...........................................